March 31, 2026

Motti Farbstein
Chief Executive Officer and Chief Financial Officer
Can-Fite BioPharma Ltd.
26 Ben Gurion Street
Ramat Gan 5257346 Israel

        Re: Can-Fite BioPharma Ltd.
            Registration Statement on Form F-3
            Filed March 31, 2026
            File No. 333-294760
Dear Motti Farbstein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Brandon Sloane, Esq.